FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release AMS Homecare to enter US market in Joint Venture with Canadian Pharmacy

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: December 03, 2004

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

December 03, 2004

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release AMS Homecare to enter US market in Joint Venture with Canadian Pharmacy cc:

At The Company:

At The Investor Relations Company, Chicago:

Daryl Hixt, Corporate Communication

Karl Plath or Woody Wallace

604-273-5173 ext 121

847-296-4200

ir@amshomecare.com

kplath@ tirc.com or wwallace@tirc.com

AMS HOMECARE TO ENTER U.S. MARKET IN JOINT VENTURE WITH CANADIAN PHARMACY

Company Cites Move As Key First Step In Establishing U.S. Distributorships

VANCOUVER, British Columbia, December 3, 2004—AMS Homecare Inc. (OTCBB: AHCKF) today announced that its U.S. subsidiary and a Canadian Pharmacy have signed a letter of intent to form a joint venture to enter the U.S. retail market with outlets that will offer traditional pharmacy products as well as AMS Homecare’s mobility and other medical products. The retail locations are to be named Zoen Medical Products, with the first outlet planned for the state of Washington.

“We consider this a key first step in our strategy for substantial expansion with distributorships in the U.S. market,” said Harj Gill, chief executive officer of AMS Homecare. “We believe the synergy of providing pharmaceutical services with our products—which are designed primarily for the elderly and others with mobility difficulties—will be a natural draw to our target market. We will provide further details on the joint venture as we move along in the process of establishing the U.S. outlets.”

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at http://www.amshomecare.com.

Statements contained in this release relating to AMS Homecare Inc. that are not historical facts are "forward-looking" statements as contemplated by the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements are subject to risks and uncertainties, which are enumerated in the company’s most current filed Annual and Interim Reports. These risks and uncertainties could cause actual results to differ materially from those projected or implied in the forward-looking statements.  The TSX Venture securities market has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.